60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax (914) 747-5258

I AM SEEKING YOUR VOTE AS A LAST RESORT.

Like you, I am a shareholder of Blackrock North American Government Income Trust ("BNA"). On behalf of my clients and myself, I hold more than 500,000 shares of BNA and I have been a shareholder for more than five years. By contrast, all of the BNA directors combined own only 1,760 shares. Studies have indicated that there is a strong correlation between a stock's performance and stock ownership by management.

As you may know, BNA has traded at a discount to its net asset value ("NAV") for many years. Two years ago, shareholders approved a self-tender offer at net asset value but the board said, "No." Last year, shareholders approved a proposal to open-end BNA by a wide margin. Again, they said, "No." Now, shareholders need to say "No" to the board by electing directors that will abide by their wishes. You can vote on the enclosed proxy card for an open-ending proposal for three directors who will not ignore your vote.

On March 29, 2001, BNA's stock price was $9.87 while the NAV was $10.91. If BNA had been open-ended your shares would have been worth about $1.04 per share (or 10.5%) more than they actually were. Open-ending will permanently eliminate the discount so that you will be able to redeem your shares at NAV at any time. In its September 4, 2000 issue, Forbes called open-ending "the best thing that can happen" to a discounted closed-end fund.

Even though open-ending means a higher stock price for every shareholder of BNA, management opposes it. Why? A Dow Jones news story a few years back revealed the reason: "It gives shareholders a way to get out at a profit, and so threatens the company`s management fees." Of course, our management will not admit that. Instead, they have to convince you that you are better off with a stock worth $9.87 than one worth $10.91. But don't take my word for it. Before you decide how to vote, please read the following excerpt from a 1999 Forbes article entitled "Preservation of Fees." Then use your common sense.

WILLIAM M. STERNFELD got hosed. In 1991, as he was nearing retirement, the Los Angeles attorney took his broker's advice and put a chunk of savings into what he thought was a conservative investment: the $503 million (starting assets) closed-end North American Government Income Fund run by Blackrock Financial Management. Blackrock, 80% owned by PNC Bank, is among the largest money managers in the country, currently with $142 billion in assets and $35 billion in retail funds.

Not quite eight years later, Sternfeld is retired and the fund has been a flop. Its annual payout has been cut from $1.20 a share to 84 cents (Footnote: Early this year, the annual dividend was reduced again- this time to 75 cents).
The shares Sternfeld bought for $15 have fallen to $11.50 in net asset value and $10 in market value.

Why the 13% market discount from net asset value? New investors are simply not willing to pay full asset value for a clunker fund. This is a beautiful illustration of what "closed-end" means in its worst sense. If Sternfeld wants out he has to offer his shares at a fire-sale price.

The fund hasn't been a loser for everyone.

Besides this stinker, Blackrock runs 20 other closed-end funds with relatively high costs. Blackrock rakes in $62 million a year in fees on its captive customers.

Who's protecting the investor? A star-spangled board of directors collects no less than $160,000 per person in annual fees from its work on the closed-ends. Among the anointed: former Vice President Walter Mondale; former
Federal Reserve Board Governor Andrew Brimmer; Richard
Cavanagh, head of the Conference Board and former executive dean of Harvard's Kennedy School; and Frank Fabozzi, editor of the Journal of Portfolio Management. So long as they go along with their employer's tactics, they don't have to work too hard. The 21 funds all have their directors' meetings on the same day of the quarter. As for annual shareholder meetings, none of the outside directors bothered to attend either of the last two.

Say this for the illustrious crowd: They knew where not to put their own money. Not one of the outside directors owns more than 100 shares in the dog that snared Sternfeld.

Is there any recourse for a shareholder, other than to sell shares at a loss? There is. If enough holders band together, they can sometimes force the operator of a closed-end to open-end the fund, which means the operator agrees to redeem any unhappy holder at full net asset value. A lesser move in the same vein is to persuade the operator to occasionally buy back shares. This has the effect of narrowing the discount. It also takes capital away from a bad portfolio manager.

Fund arbitrager Phillip Goldstein succeeded in getting a proposition onto the proxy for North American Government
Income recommending a share buyback. The board urged a rejection. Despite the board's position, more than half of those returning their proxy voted in favor of the buyback.
The shareholder vote, alas, is not binding. The buyback idea remains "under discussion."

Don't be surprised by any of this. If the directors had embraced a buyback resolution, they would be biting the $160,000 hand that feeds them. Don't forget that Blackrock's fees are figured on a percentage of assets under management.

If you want directors who are committed to eliminating the discount and achieving a higher stock price, you must return a GREEN proxy card. Remember, only the last valid proxy card you submit is counted and it supersedes any previous ones. Therefore, once you submit a GREEN proxy card, please do not sign and submit a later dated WHITE proxy card, as that will invalidate your vote. If you think your signed proxy card may not arrive before the meeting, you can fax it to me at (914) 747-5258. If you have any questions, please call me at (914) 747-5262 or e-mail me at OPLP@att.net.

							Yours truly,


Phillip Goldstein
Fellow BNA Shareholder
								May 7, 2001








PROXY STATEMENT OPPOSING THE SOLICITATION BY THE BOARD OF
DIRECTORS OF THE BLACKROCK NORTH AMERICAN GOVERNMENT INCOME
TRUST INC.

ANNUAL MEETING OF SHAREHOLDERS (To be held on May 24, 2001)

My name is Phillip Goldstein. I am sending this proxy statement and the enclosed GREEN proxy card to holders of record on February 28, 2001 (the "Record Date") of The BlackRock North American Government Income Trust Inc. ("BNA"). I am soliciting a proxy to vote your shares at the 2001 Annual Meeting of Stockholders of BNA (the "Meeting") and at any and all adjournments or postponements of the Meeting. Please refer to BNA's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by the shareholders.

This proxy statement and the enclosed GREEN proxy card are first being sent to shareholders of BNA on or about May 7, 2001.

INTRODUCTION

There are two matters that BNA has scheduled to be voted upon at the meeting:

1. The election of three persons to serve as directors of BNA;

2. A stockholder proposal requesting that BNA become open-ended.

	In addition, I intend to present the following proposals:

3. The investment advisory agreement shall be terminated;

4. No legal fees shall be paid by BNA to pursue any lawsuit against a shareholder that is reasonably calculated to impede a change in control of BNA without shareholder approval;

5. To approve the reimbursement of my out-of-pocket solicitation expenses.

I am soliciting a proxy to vote your shares FOR the election of Andrew Dakos, Gerald Hellerman and me as directors of BNA and FOR Proposals 2, 3, 4 and 5.

How Proxies Will Be Voted

All of the matters scheduled by BNA to be voted on at the meeting are included on the enclosed GREEN proxy card. If you return a GREEN proxy card to me or to my agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of my nominees to the Board, FOR Proposals 2, 3, 4 and 5.

If you return a GREEN proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting.

Voting Requirements

If a quorum is not present at the meeting the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies, consideration of matters of which I am not aware at this time, or negotiations with the incumbent directors. If an adjournment of the meeting is proposed, the persons named as proxies on the GREEN proxy card will vote for or against such adjournment in their discretion. Please refer to BNA's proxy statement for the quorum requirements and the voting requirements for each proposal.



Revocation of Proxies

You may revoke any proxy at any time prior to its exercise by (i) delivering a written revocation of your proxy to BNA;
(ii) executing and delivering a later dated proxy to me or to BNA or to our respective agents; or (iii) voting in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

Information Concerning the Soliciting Shareholder

The shareholder making this solicitation is Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570. I am an investment manager who presently manages investment portfolios having assets in excess of $60 million. Since December 1, 1992, I have been the president and 50% shareholder of a company that serves as the general partner of a private investment partnership. That partnership is a shareholder in BNA. Since 1996, I have taken an active role in urging the management of certain registered closed-end investment companies to take various actions, e.g., open-ending, that I believe would benefit their shareholders. Some of these funds have open-ended or liquidated, thereby eliminating any discount.

As of February 28, 2001, I am deemed to be the beneficial owner of 584,600 shares of Common Stock of BNA held in brokerage accounts by my clients and me, representing approximately 1.68% of BNA's outstanding Common Stock. Exhibit 1 to this proxy statement contains a schedule showing my purchases and sales of Common Stock within the past two years.

REASON FOR THE SOLICITATION

At the meeting, you will be able to vote on a proposal urging that BNA be open-ended. Last year, shareholders approved a similar proposal by a wide margin: 11.1 million to 7.3 million. Despite this overwhelming mandate, the board did not implement the proposal. I believe that the directors will not open-end BNA because they are loyal to the investment advisor. Open-ending would allow redemptions and thus lead to lower fees for the advisor who is paid a percent of the net assets. Therefore, I am conducting this solicitation in order to (1) elect directors who will abide by the outcome of a shareholder vote on an open-ending proposal and (2) terminate the advisory contract (and hire another advisor that would be willing to manage BNA as an open-end fund).

CERTAIN CONSIDERATIONS

In deciding whether to give me your proxy, you should consider the following:

If my nominees are elected, they will constitute a minority of the Board. Open-ending requires approval by the Board and shareholders owning 75% of the outstanding shares and no assurance can be given that such approvals will be obtained. In addition, various costs, which would be borne indirectly by shareholders, may be associated with open-ending, including but not limited to those associated with holding a special meeting of shareholders. I believe that such costs are far outweighed by the benefits of open-ending. While nothing in this life is certain, I believe that if BNA open-ends, it is highly likely that the value of your shares will be higher than if it remained a closed-end fund trading below NAV.

I believe that all shareholders of BNA will benefit from any actions taken to improve shareholder value or to reduce or eliminate the discount from NAV. However, my clients who hold shares of BNA pay me fees. These fees are based upon a share of the profits each client earns and will be greater if the value of BNA's shares increases.









ELECTION OF DIRECTORS (Proposal 1)

At the meeting, I will nominate the following persons for election as directors for a term expiring in 2003.

Name, Address, Age	Principal Business Occupation(s)

Phillip Goldstein (Age 56)
60 Heritage Drive
Pleasantville, NY  10570

Since 1992, Mr. Goldstein has managed investments for a limited number of clients and has served as the portfolio manager and president of the general partner of Opportunity Partners, a private investment partnership. He was a director of Clemente Strategic Value Fund from 1998 to 2000 and was elected a director of The Mexico Equity and Income Fund in February 2000, The Italy Fund in May 2000, and Dresdner RCM Global Strategic Income Fund in November 2000.

Gerald Hellerman (Age 63)
10965 Eight Bells Lane
Columbia, MD 21044

Managing director of Hellerman Associates, a financial consulting firm; Trustee of Third Avenue Trust since 1993;
Director of Clemente Strategic Value Fund from 1998-2000.

Andrew Dakos (Age 34)
14 Mill Street
Lodi, NJ  07644

Private investor.  Vice President -- Sales, UVitec Printing Ink,
Inc. since 1997, Sales Manager 1992-1997. Director of Dresdner
RCM Global Strategic Income Fund since November 2000.


	As of February 28, 2001 Mr. Goldstein beneficially owned 584,600 shares of BNA. Neither Mr. Dakos nor Mr. Hellerman currently owns any shares. Other than fees that may be payable by BNA to its directors, none of the nominees have any arrangement or understanding with any person with respect to any future employment by BNA or by any affiliate of BNA.

The persons named as proxies on the enclosed GREEN proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote FOR the election of the above persons, each of whom have consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

A RECOMMENDATION THAT BNA BE OPEN-ENDED (Proposal 2)

	In its September 4, 2000 issue, Forbes said that open-ending is "the best thing that can happen" to a closed-end fund that trades at a discount. The supporting and opposition statements for this proposal appear in management's proxy statement. In the absence of contrary instructions, the proxies will vote FOR this proposal.

THE INVESTMENT ADVISORY AGREEMENT BETWEEN BLACKROCK ADVISORS AND
BNA SHALL BE TERMINATED (Proposal 3)

	The long-term performance of our fund has been poor. Since BNA's inception, the market price of our shares has lost more than one third of its value. In addition, the annual dividend has fallen from $1.20 to $0.84 last year. We received another unpleasant surprise recently when the dividend was further reduced to only $0.75 per year. Poor price performance and a declining dividend are good reasons to fire BlackRock as the investment advisor and select another firm to advise BNA. I also believe BlackRock is the primary impediment to open-ending.
By keeping BNA closed, BlackRock can keep the assets from declining via redemptions and hence keep its fees intact.
Because of the close ties between the directors and BlackRock, the board is unlikely to support anything that would adversely affect BlackRock. Terminating the advisory agreement and hiring another advisor will remove this impediment. In the absence of contrary instructions, the proxies will vote FOR this proposal.

NO LEGAL FEES SHALL BE PAID BY BNA TO PURSUE ANY LAWSUIT
AGAINST A SHAREHOLDER THAT IS REASONABLY CALCULATED TO IMPEDE A
CHANGE IN CONTROL OF BNA WITHOUT STOCKHOLDER APPROVAL  (Proposal
4)

I believe shareholders should be able to democratically determine the destiny of BNA. However, sometimes a board of directors will initiate a lawsuit to impede shareholders from ousting them. Such a lawsuit could cost more than $1 million. Why should shareholders have to pay for a lawsuit that benefits only the incumbent managers and the lawyers that litigate it? In the absence of contrary instructions, the proxies will vote FOR this proposal.

REIMBURSEMENT OF MY OUT-OF-POCKET EXPENSES (Proposal 5)

	If this solicitation leads to action to address the discount, that will benefit all shareholders. In that case, I am asking to be reimbursed for my out-of-pocket expenses, i.e., primarily printing and mailing costs. In the absence of contrary instructions, the proxies will vote FOR this proposal.

Initially, I will personally bear all of the expenses related to this proxy solicitation. I estimate that my expenses will be between $10,000 and $50,000. As of May 7, 2001, my expenses have been approximately $8,000.

THE SOLICITATION

 I am making this solicitation personally. Persons affiliated with or employed by the general partner of the investment partnership that I manage may assist me in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. I will reimburse these organizations for their reasonable out-of-pocket expenses.

I am not and, within the past year, have not been a party to any contract, arrangement or understanding with any person with respect to any securities of BNA. In addition, there is no arrangement or understanding involving me or any affiliate that relates to future employment by BNA or any future transaction with BNA.
ADDITIONAL PROPOSALS

I know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in BNA's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed GREEN proxy card to vote in accordance with their own best judgment on such matters.

DATED: May 7, 2001


EXHIBIT 1: SECURITIES OF BNA PURCHASED OR SOLD
WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

Except as disclosed in this proxy statement, I have not had any interest, direct or indirect in BNA. The following table sets forth certain information with respect to purchases of shares of Common Stock of BNA within the past two years by me and by accounts holding shares as to which I am deemed to be the beneficial owner. (There have been no sales.) Some of the shares are held in margin accounts, together with other securities. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.


5/4/99 2600
5/5/99 15500
5/6/99 11400
5/7/99 10000
5/8/99 6000
5/10/99 5000
6/23/99 5000
8/13/99 6500
8/16/99 1000
8/23/99 3100
8/24/99 300
9/8/99 400
9/9/99 4600
9/13/99 3200
8/27/00 4100
8/29/00 5000
9/6/00 200
9/7/00 2500
9/11/00 200
9/12/00 800
9/20/00 30000
9/21/00 15000
9/25/00 3500
9/26/00 9100
9/28/00 1500
11/27/00 3200
11/28/00 1800
12/11/00 7600
12/12/00 5000
1/10/01 25500
1/11/01 3000
1/22/01 10000
1/25/01 5200
1/26/01 9400
1/29/01 400

PROXY CARD

PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF THE
BLACKROCK NORTH AMERICAN GOVERNMENT INCOME TRUST INC. BY PHILLIP
GOLDSTEIN

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 24, 2001

The undersigned hereby appoints Andrew Dakos, Rajeev Das and Phillip Goldstein, and each of them, as proxies, with full power of substitution, to attend the Annual Meeting of Shareholders of The BlackRock North American Government Income Trust Inc. to be held on May 24, 2001 (the "Meeting"), and any adjournment or postponement thereof, and to vote on all matters that may come before the Meeting the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate
[  ].)

1.	ELECTION OF PHILLIP GOLDSTEIN, ANDREW DAKOS AND GERALD
HELLERMAN AS DIRECTORS.

FOR all of the nominees listed above [   ]
	WITHHOLD AUTHORITY  [   ]
(except as indicated to the contrary below) to vote for all of the nominees listed above

To withhold authority to vote for one or more nominees,
enter the name(s) of the nominee(s) below.
___________________________________________________________

2.	A stockholder proposal recommending that BNA be open-ended.
FOR [   ] 		AGAINST [   ]     			ABSTAIN [   ]
3.     The investment advisory agreement shall be terminated.

	FOR [   ] 		AGAINST [   ]     			ABSTAIN [   ]

4.	No legal fees shall be paid by BNA to pursue any lawsuit
against a shareholder that is reasonably calculated to impede a change in control of BNA without shareholder approval.

	FOR [   ]	 	AGAINST [   ]     			ABSTAIN [   ]

5. To approve the reimbursement of my out-of-pocket solicitation expenses.

FOR [   ] 	AGAINST [   ]     			ABSTAIN [   ]

Important - - Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted FOR the election of the nominees named above in Proposal 1 and FOR Proposals 2, 3, 4, and 5. The undersigned hereby acknowledges receipt of Phillip Goldstein's proxy statement dated May 7, 2001 and revokes any proxy previously executed.


SIGNATURE(S)______________________	Dated: _______________